Company’s Explanation to Inquiries from Jakarta Stock Exchange                   and Surabaya Stock Exchange, 22 June 2007

Jakarta, 22 June 2007, PT Indosat Tbk (”Indosat”) today submitted company’s explanation to the Jakarta Stock Exchange and Surabaya Stock Exchange relating to information in some newspapers that Indosat was reported to the Police Department for derivate transaction, tax on freetalk and procurement process.    .

”The Company had the information as being filed to the police department from the newspapers, therefore at present the Company is unable to provide further explanation regarding that matter. However, as a limited corporation in Indonesia and listed as a public company in stock exchanges in Indonesia and US, Indosat follows the rules and regulations including tax rules and regulation”, Johnny Swandi Sjam, Indosat President Director, explained.

Regarding hedging transactions, Indosat explained that those programs are intended solely to reduce foreign exchange risks considering company’s long term liabilities in US Dollar. The hedging program had been reported in financial report for year 2004 until 2006 which had been audited by international independent auditor. Those reports had been submitted to the Indonesian and United States capital market authority, and accepted by shareholders through AGMS. In addition, Indosat management has met and explained company’s hedging policy to BAPEPAM and others authorities in Jakarta.

Regarding Freetalk program, this program is one of Indosat cellular marketing program that were launched in April 2006. The free talk program can not be categorized as a free of charge service as customers have to fulfill some criteria to be able to enjoy the services. The treatment of this transaction had been reported in the Company’s tax report of 2006.

Regarding procurement process, as a public company, Indosat has its procurement policy which also adopt some of prevailing guidance in President Decree on procurement. Procurement process has been conducted transparently and objectively to accommodate company’s objectives to provide the best products and services for our customers.

” As a public company, we are willing to provide further clarifications to other related institution”, add Johnny to end his explanation.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunications or fixed voice service (IDD service such as IDD 001, IDD 008 and FlatCall 01016 and fixed wireless access such as StarOne and I-Phone). Indosat also provides fixed data (MIDI) services through Indosat and its subsidiary companies, Indosat Mega Media (IM2) and Lintasarta.  In addition, Indosat provides 3.5 G cellular service with HSDPA technology. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information :

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Public Relations Division

Telp : 62-21-3869625

Fax : 62-21-3812617

E-mail : publicrelations@indosat.com

Website: www.indosat.com